SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
              OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                              AMENDMENT NO. 6 TO
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ROGERS WIRELESS COMMUNICATIONS INC.
                      (Name of Subject Company (issuer))

                          ROGERS COMMUNICATIONS INC.
                            RWCI ACQUISITION INC.,
                     (Names of Filing Persons (offerors))

                      ROGERS WIRELESS COMMUNICATIONS INC.
       (Name of Filing Person (subject company in a 13E-3 transaction))

                       CLASS B RESTRICTED VOTING SHARES
                        (Title of Class of Securities)

                                   775102205
                     (CUSIP Number of Class of Securities)

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             DAVID P. MILLER, ESQ.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 275
                                    CANADA

                                WITH A COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

                               December 21, 2004





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                   CALCULATION OF FILING FEE


--------------------------------------------------------------------------------

TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)(3)

US$715,462,248                                       US$90,636

--------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated based on (a) the product of (i) US$41.59, which is the average of the high and low sale prices per registered share of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. ("RWCI") as reported on the Toronto Stock Exchange on November 30, 2004, converted into U.S. dollars at the noon buying rate in New York City for Canadian Dollars on such date of Cdn.$1.1902 = US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York on such date, and
(ii) 17,202,747, which is the estimated number of outstanding RWCI Class B Restricted Voting Shares not owned by Rogers Communications Inc. and its subsidiaries (assuming full conversion of all outstanding exercisable options for RWCI Class B Restricted Voting Shares).

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(3) Previously paid. A registration fee of US$90,454 was previously paid in connection with the initial filing of the Registration Statement on Form F-10 filed on November 26, 2004. A registration fee of US$182 was previously paid in connection with the filing of the an amendment to a Registration Statement on Form F-10/A filed on December 15, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(i)  Amount Previously Paid: US$90,454
     Form or Registration No.: Form F-10
     Filing Party: Rogers Communications Inc.
     Date Filed: November 26, 2004

(ii) Amount Previously Paid: US$182
     Form or Registration No.: Form F-10/A
     Filing Party: Rogers Communications Inc.
     Date Filed: December 15,2004

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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     This Amendment No. 2 amends and supplements the joint Schedule TO-T and
Schedule 13E-3 filed by Rogers Communications Inc. ("RCI"), a British Columbia corporation, RWCI Acquisition Inc., a British Columbia corporation and a wholly owned subsidiary of RCI ("RCI Subco") and Rogers Wireless Communications Inc., a Canadian corporation with the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2004 (as amended on December 15, 2004, the "Schedule TO-T/13E-3").

     The Schedule TO-T/13E-3 relates to the offers to purchase all the outstanding Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (the "Shares") not owned by RCI and its affiliates in exchange for 1.75 RCI Class B Non-Voting Shares (the "Offer"). The Offer is subject to the terms and conditions set forth in the Take-Over Bid Circular dated November 24, 2004 and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively, to the initial Schedule TO-T/13E-3.

     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Take-Over Bid Circular.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 13. INFORMATION REQUIRED BY SCHEDULE
13E-3.

The following question and answer is hereby added immediately after the question and answer "WHAT DOES THE CORPORATION'S BOARD OF DIRECTORS THINK OF THE OFFER?" on page four of the Offer to Purchase:

          "WHAT DO THE OFFERORS THINK OF THE OFFER?

          The boards of directors of RCI and RCI Subco have each concluded that the offer is fair, from a financial point of view, to shareholders (other than RCI and its affiliates)."

The fourth full paragraph on page 32 of the Circular is hereby amended and restated in its entirety as follows:

          "At the request of RCI, on September 27, 2004, the Corporation constituted the Independent Committee with a mandate to, among other things, retain an investment advisor independent of RCI and its affiliates to prepare a formal valuation of the RWCI Restricted Voting Shares in accordance with Rule 61-501, Policy Q-27 and the Shareholder Protection Agreement. In order for the Corporation to be able to make a decision whether to proceed with a possible substantial issuer bid (an offer by an issuer to acquire its own shares, in this case, an offer by the Corporation to acquire RWCI Restricted Voting Shares) to purchase RWCI Restricted Voting Shares, it was necessary for the Corporation to determine the value of the RWCI Restricted Voting Shares pursuant to a formal valuation prepared by an independent valuator. See "Shareholder Protection Agreement - Issuer Bids" in Schedule "B" hereto. Such a valuation was required under the terms of the Shareholder Protection Agreement. A substantial issuer bid was being considered as a possibility because it could serve as a mechanism to permit funds to be transferred from the Corporation to RCI in order to permit RCI to repay financing in the amount of approximately $1,750 million to be incurred by RCI to complete the purchase of AT&T Wireless' stake in the Corporation. If such a substantial issuer bid was made, RCI would have had the opportunity to tender the shares of the Corporation acquired from AT&T Wireless to that bid. The substantial issuer bid would also have been made to public shareholders of the Corporation. No decision was ever made as to the possible terms of any such substantial issuer bid."

The first full paragraph on page 33 of the Circular is hereby amended and restated in its entirety as follows:

          "On November 9, 2004, upon receipt of the preliminary valuation range, management of RCI concluded that rather than a substantial issuer bid, it could recommend to the RCI board of directors an insider bid (an offer by

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          a holder of voting securities carrying more than 10% of the total votes of an issuer to acquire shares of such issuer, in this case, an offer made by RCI or a subsidiary of RCI to acquire RWCI Restricted Voting Shares) by RCI as a first step to potentially taking the Corporation private at a price that was in the best interests of RCI's own shareholders and that could be fair from a financial point of view to Minority Shareholders. See "Shareholder Protection Agreement - Insider Bids" in Schedule "B" hereto. As a result, at a meeting held on November 10, 2004, representatives of Scotia Capital presented financial information and advice to the finance committee of the board of directors of RCI. Scotia Capital was not requested to, and did not provide any report or opinion as to the value of the Corporation, RCI, the RWCI Restricted Voting Shares or the RCI Non-Voting Shares. Scotia Capital was not requested to, and did not, evaluate or render an opinion as to the fairness, from a financial point of view, of the consideration proposed to be paid under the Offer to Minority Shareholders. Following Scotia Capital's presentation, management of RCI recommended to the finance committee of the board of directors of RCI that RCI make the Offer."

Page 33 of the Circular is hereby amended by adding the following to the end of the last full paragraph thereon:

          "In making its determination regarding the fairness, from a financial point of view, to the Minority Shareholders, the RCI board considered a variety of factors, including, the preliminary valuation range presented by BMO Nesbitt Burns to the RWCI Independent Committee, the values of entities in RWCI's peer group prepared by Scotia Capital, the current and historical market prices for the RWCI Restricted Voting Shares (and the premium offered in the Offer), the going concern value of RWCI (as analyzed in the preliminary BMO Nesbitt Burns presentation to the RWCI Independent Committee and the final Valuation and Fairness Opinion), the purchase prices paid by RCI in previous purchases and the Valuation and Fairness Opinion. The RCI board of directors did not consider the net book value or liquidation value in considering the fairness of the Offer from a financial point of view as BMO Nesbitt Burns had determined that these valuation approaches yielded lower values than the going concern approach. On November 22, 2004, the RWCIAI board of directors made the same determination of fairness, in reliance on the determination made by the RCI board of directors."

Page 36 of the Circular is hereby amended by amending and restating in its the entirety the paragraph under the heading "Other" thereon as follows:

          "Other

               The Corporation believes that the terms of the Shareholder Protection Agreement, which requires, among other things, that a formal valuation of RWCI be prepared by an independent valuer, that the consideration offered per share to holders of RWCI Restricted Voting Shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation and that a committee of independent directors of RWCI select the independent valuer, review the independent valuer's report and report its recommendations to the RWCI board of directors provides adequate procedural fairness for the Minority Shareholders. The Offer does not require the approval of a majority of the Minority Shareholders. The Offerors intend to take-up and pay for any and all RWCI Restricted Voting Shares deposited in the Offer, subject to satisfaction or waiver of certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer."

The following paragraph is hereby added immediately before the last paragraph on page 38 of the Circular:

               "After receiving the report of the Independent Committee and its conclusions and recommendations, the Board of Directors discussed those factors the Independent Committee considered relevant in determining whether the Offer was in the best interest of Minority Shareholders, including those factors listed under "INDEPENDENT COMMITTEE OF THE CORPORATION --Deliberations and Recommendation of the Independent Committee" and the Board of Directors considered those factors in determining whether the Offer was in the best interest of Minority Shareholders. The Board of Directors accepted the conclusions and analyses presented in the report of the Independent Committee and the Valuation and Fairness Opinion"

The following paragraph is hereby added immediately before the heading "Auditors, Transfer Agent and Registrar" on page A-4 of Schedule "A":

          "RWCI Loan to RCI

               On December 17, 2004, the Corporation and RCI announced that the board of directors of the Corporation had approved a loan of up to $1.4 billion from the Corporation to RCI. The loan will be made from cash on hand resulting from a return of capital from RWI. RCI's intent is to use the proceeds from this loan along with $350 million cash on hand to repay its bridge credit facility. The loan to RCI will be advanced on December 31, 2004 and will mature on October 16, 2006. The Corporation continues to review the various methods and timing of effecting a distribution of $1.75 billion to its shareholders."

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             SCHEDULE TO, SCHEDULE 13D/A and
                             SCHEDULE 13E-3

                             ROGERS COMMUNICATIONS INC.

                             by        /s/ Graeme McPhail
                                ------------------------------------------------
                                Name:  Graeme McPhail
                                Title: Vice President, Associate General Counsel

                             RWCI ACQUISITION INC.

                             by        /s/ Graeme McPhail
                               -------------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel

                             SCHEDULE 13E-3

                             ROGERS WIRELESS COMMUNICATIONS INC.

                             by      /s/ Graeme McPhail
                               -------------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel


Dated: December 21, 2004